UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Secoo Holding Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G81224 100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons VENTECH CHINA II SICAR
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,459,107 ordinary shares. Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,459,107 ordinary shares. Item 4.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,459,107 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.69%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Secoo Holding Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 15/F, Building C, Galaxy SOHO Chaonei Street, Dongcheng District Beijing 100000 The People’s Republic of China

Item 2(a).	Name of Person Filing: VENTECH CHINA II SICAR
Item 2(b).	Address of Principal Business Office, or, if none, Residence: VENTECH CHINA II SICAR 2-8 avenue Charles de Gaulle L-1653 LUXEMBOURG
Item 2(c).	Citizenship: VENTECH CHINA II SICAR : LUXEMBOURG
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). Each Class B ordinary share, par value of $0.001 per share (the “Class B Ordinary Shares”), held by the reporting persons is convertible into one Class A Ordinary Share at the option of the holders at any time.

Item 2(e).	CUSIP No.: G81224 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2017:

Reporting Person	Amount beneficially owned:		Percent of class:(1)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
VENTECH CHINA II SICAR	1,459,107	(2)	5.69%	0	1,459,107	(2)	0	1,459,107	(2)

(1)   The percentage of the class of securities beneficially owned by each reporting person is based on 25,639,653 outstanding ordinary shares as a single class, being the sum of  19,068,224 Class A Ordinary Shares (excluding 1,277,148 Class A Ordinary Shares issued and reserved for the purpose of the Issuer’s 2017 Employee Stock Incentive Plan, all shareholder rights attaching to which shares have been waived by the holder thereof),6,571,429 Class B Ordinary Shares of the Issuer outstanding and 359,595 Class A Ordinary Shares issued and reserved as Treasury stock as of December 31, 2017.

(2)   1,459,107 Class B Ordinary Shares held by VENTECH CHINA II SICAR.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

VENTECH CHINA II SICAR	By:	/s/ Alain CAFFI
	Name:	Alain CAFFI
	Title:	Manager A